Exhibit 99.2

PROXY
RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 28, 2011

The undersigned shareholder of RRsat Global Communications Network Ltd. (the “Company”) hereby appoints DAVID RIVEL and DAVID ABER, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of the Company that the undersigned is entitled to vote at the Company’s Annual General Meeting of Shareholders to be held at the offices of Naschitz, Brandes & Co. located at 5 Tuval Street, 4th Floor, Tel-Aviv 67897, Israel, on June 28, 2011, at 5:00 p.m. (Israel time), and at any adjournment thereof.

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting of  Shareholders and the proxy statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.

Unless the undersigned has noted otherwise, the undersigned certifies that:

1. its holdings and its vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex F to the Company’s Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to the Company’s Special License No. 5-10439-2-95049; and

2. it does NOT have a personal interest in the adoption of Proposals Nos. 2, 3 and 7.

(Continued and to be signed on the reverse side.)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

June 28, 2011

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=15028

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20733330333000000000 1	062811

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
						FOR	AGAINST	ABSTAIN
1.	Election of the following nominees as directors:			2.	To approve the appointment and compensation of Yigal Berman as an observer to the Company's Board of Directors	☐	☐	☐
		NOMINEES:		3.	To approve changes to the compensation of the Company’s Vice President - Sales & Marketing.	☐	☐	☐
☐	FOR ALL NOMINEES	m Dr. Shlomo Shamir ______ m David Rivel ______ m Amit Ben-Yehuda ______ m Dan Levinson ______ m Ron Oren ______ m Gilad Ramot _____ m Guy Vaadia _____		4.	To approve an amendment to the Company’s 2006 Israel Equity Incentive Plan.	☐	☐	☐
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES			5.	To approve the execution and delivery of a Chairman Services Agreement and the grant of options to the Chairman of the Company’s Board of Directors.	☐	☐	☐
☐	CUMULATE (See instructions below)			6.	To approve an increase to the coverage of the Company’s directors and officers’ (D&O) liability insurance policy.	☐	☐	☐
INSTRUCTIONS:	To cumulate your vote for one or more of the above nominee(s), fill in the circle next to the nominee you wish to cumulate (as shown here ( ● ) and write the manner in which such votes shall be cumulated in the space to the right of the nominee(s) name(s).			7.	To approve an extension to the term of the Company’s management services agreement with its principal shareholders.	☐	☐	☐
				8.	To ratify the appointment and compensation of the Company’s independent public accountants.	☐	☐	☐

				Unless stated otherwise in the line below, I certify that (A) my holdings and my vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex F to the Company’s Special License 96224 or Section 1(b) to Annex H to the Company’s Special License No. 5-10439-2-95049; and (B) I do NOT have a personal interest in the adoption of Proposals Nos. 2, 3 and 7:

A proxy card will not be considered unless it is received by RRsat Global Communications Network Ltd. (the “Company”) at its principal offices at Reem, D.N. Shikmim 79813, Israel, or at the Company’s registrar and transfer agent, by June 27, 2011.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.			☐

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.